October 26, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. H. Christopher Owings Assistant Director

Re:	Western Gas Partners, LP Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 11, 2010 File No. 001-34046
Ladies and Gentlemen:
     On September 13, 2010, Western Gas Partners, LP (the “Partnership,” “we” or “us”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to our annual report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), to which we submitted our response on September 24, 2010. On October 12, 2010, we received an additional comment of the Staff to the Form 10-K. Our response is provided below to the Staff’s comment, which has been reproduced herein for ease of reference.
     We acknowledge that (i) the Partnership is responsible for the adequacy and accuracy of the disclosures in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Partnership may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
Item 10. Directors, Executive Officers and Corporate Governance, page 89
Management of Western Gas Partners, LP, page 89
1.	We note your response to comment 3 in our letter dated September 13, 2010. Given that four of your named executive officers devoted 50% or more of their time to the partnership, please describe in greater detail how each element of compensation was calculated for the executive officers.

U.S. Securities and Exchange Commission
October 26, 2010

Response: Generally, once Anadarko Petroleum Corporation (“Anadarko”), the 100% owner of our general partner, has established the amount to be paid or awarded to our general partner’s named executive officers with respect to each element of compensation set forth in the Summary Compensation Table for services rendered to both our general partner and Anadarko, each such element is multiplied by the previously-described allocation percentage for each named executive officer. The resulting amount represents the number reflected in the Summary Compensation Table, and is also the amount reimbursed to Anadarko by the Partnership pursuant to the terms of the Omnibus Agreement. The allocation percentage for each named executive officer is established based on a periodic, good-faith estimate made by that named executive officer and is reviewed by the Chairman of the general partner’s board of directors. As noted in our prior response, such percentages correlate with the estimated percentage of time devoted to the business of the Partnership relative to the combined business of Anadarko and the Partnership. Notwithstanding the foregoing, perquisites are not currently allocated to the Partnership, and allocated bonus amounts under the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table are capped consistent with the methodology set forth in the Services and Secondment Agreement for other employees whose compensation is allocated to the Partnership.
Ultimately, however, the executive compensation allocated to the Partnership is a function of Anadarko’s allocation of such amounts under the Omnibus Agreement. As noted in Item 11 of the Form 10-K, Anadarko has the ultimate decision-making authority with respect to the total compensation of the general partner’s named executive officers and, subject to the terms of the Omnibus Agreement between Anadarko and the Partnership, the portion of such compensation that is allocated to the Partnership. The general partner’s board of directors currently only approves grants under the Partnership’s Long-Term Incentive Plan (none of which to date have been made to a named executive officer of the general partner) and awards made under the Western Gas Holdings, LLC Amended and Restated Equity Incentive Plan. The general partner’s board of directors does not approve the elements of compensation discussed in the Form 10-K, the process by which Anadarko determines to compensate an officer relative to each element of compensation, or the allocation methodology pursuant to which Anadarko allocates compensation expense to the Partnership. Further, none of the general partner’s named executive officers who have devoted 50% or more of their time to the Partnership’s business are named executive officers of Anadarko, and accordingly their compensation is not approved by Anadarko’s compensation committee.

U.S. Securities and Exchange Commission
October 26, 2010

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     We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3348 or by facsimile at (832) 636-0278.

Very truly yours,
/s/ Benjamin M. Fink
Benjamin M. Fink
Senior Vice President and Chief Financial Officer of Western Gas Holdings, LLC, General Partner of Western Gas Partners, LP

cc:	David J. Tudor, Chairperson, Audit Committee Jeff E. Urban, KPMG LLP David P. Oelman, Vinson & Elkins L.L.P. D. Alan Beck, Jr., Vinson & Elkins L.L.P.